                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549







                                    FORM 11-K



                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 2001






                         Commission File Number 1-13953






                      W. R. GRACE & CO. SALARIED EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN






                                W. R. GRACE & CO.
                                7500 GRACE DRIVE
                            COLUMBIA, MARYLAND 21044

              W. R. GRACE & CO.
              SALARIED EMPLOYEES
              SAVINGS AND INVESTMENT PLAN
              DECEMBER 31, 2001 AND 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the
W. R. Grace & Co. Salaried Employees
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 1, effective December 31, 2001, the W. R. Grace & Co. Hourly Employees Savings and Investment Plan was merged with and into the Plan.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Baltimore, Maryland
June 27, 2002

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------




                                                                            DECEMBER 31,
                                                                       2001              2000
                       ASSETS
Interest in W. R. Grace & Co. Savings Plan Master Trust            $431,860,806       $454,510,085
Contributions receivable                                                  4,011            613,104
Due from Hourly Plan                                                    259,259                  -
                                                                   ------------       ------------
Net assets available for benefits                                  $432,124,076       $455,123,189
                                                                   ============       ============










   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                       FOR THE YEAR ENDED
                                                                                          DECEMBER 31,
                                                                                  2001                      2000
ADDITIONS
   Additions to net assets attributable to
     Contributions
       Participants                                                           $ 12,670,992             $ 12,092,176
       Employer                                                                  7,750,963                4,059,296
                                                                              ------------             ------------
                                                                                20,421,955               16,151,472
                                                                              ------------             ------------

Interest in the income (loss) of the W. R. Grace & Co.
Savings Plan Master Trust
     Interest and dividends                                                     16,346,727               37,798,901
     Net depreciation (see Note 3)                                             (38,876,159)            (110,451,342)
                                                                              ------------             ------------
                                                                               (22,529,432)             (72,652,441)
                                                                              ------------             ------------
          TOTAL                                                                 (2,107,477)             (56,500,969)
                                                                              ------------             ------------

DEDUCTIONS
   Deductions from net assets attributable to
     Participant withdrawals                                                    59,520,997               66,572,477
     Administrative expenses                                                        71,168                  119,186
                                                                              ------------             ------------
          TOTAL                                                                 59,592,165               66,691,663
                                                                              ------------             ------------

NET DECREASE PRIOR TO TRANSFERS FROM OTHER PLANS                               (61,699,642)            (123,192,632)

   Net transfers from other plans                                               38,700,529                  337,800
                                                                              ------------             ------------

NET DECREASE                                                                   (22,999,113)            (122,854,832)

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                                           455,123,189              577,978,021
                                                                              ------------             ------------

   END OF YEAR                                                               $ 432,124,076            $ 455,123,189
                                                                             =============            =============



   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1 .   DESCRIPTION OF THE PLAN

      The following description of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan ("Plan" or "Salaried Plan") provides only general information. Participants should refer to the text of the Plan, the Summary Plan Description, and the Prospectus Supplement for the Plan for more complete information.

      GENERAL

      On April 2, 2001, W. R. Grace & Co. ("Grace") and 61 of its U.S. subsidiaries and affiliates (collectively, the "Company") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Court for the District of Delaware. The United States Bankruptcy Court in Wilmington, Delaware approved on April 2, 2001 an order that authorized, but did not direct, the debtors and debtors in possession under the bankruptcy filing to pay, in their sole discretion, employee benefits, including employer contributions under the Plan. Under the Court's authorization, Grace has continued to meet its obligations under the Plan. Should the Plan terminate as a result of the bankruptcy filing, Company contributions would cease and the net assets of the Plan would be distributed in accordance with the provisions of the Plan document.

      The Plan is a defined contribution plan originally adopted effective September 1, 1976, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective December 31, 2001, the W. R. Grace & Co. Hourly Employees Savings and Investment Plan ("Hourly Plan") was merged with and into the Plan. Effective on the date of the merger $34,303,697 was transferred from the Hourly Plan to the Plan. On January 1, 2002, the Plan was renamed the
      W. R. Grace Savings and Investment Plan.

      Effective January 31, 2001, assets of the ICI Americas Inc. Retirement Savings Plan (the "ICI Plan"), in the amount of $4,055,195, were transferred to the Plan. This amount represented the account balances of the participants of the ICI Plan who became Grace employees as a result of Grace's purchase of the hydroprocessing catalyst business of ICI.

      ELIGIBILITY AND VESTING

      Prior to the merger of the Hourly Plan, Grace and its subsidiaries designated as participating units in the Plan, any salaried employee (or any salesman paid on a commission basis) and any other employee in an eligible employment classification who has completed three months of service or, for periods prior to October 1, 2000, twelve months of employment (including 1,000 hours of service), are eligible to participate in the Plan, subject to certain exceptions and special provisions. Effective January 1, 2002, hourly employees are also available to participate in the Plan.

      A participant's interest (employee contributions, Company contributions and earnings thereon) in the Plan is always fully vested.

      PACKAGING TRANSACTION

      On March 31, 1998, a predecessor of Grace ("Old Grace") completed a transaction ("Packaging Transaction") in which its flexible packaging business ("Cryovac Business") was combined with

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      Sealed Air Corporation ("Sealed Air"). As a result of the Packaging Transaction, for each share of common stock held, each shareholder of Old Grace common stock received: (a) one share of common stock of the "New
      W. R. Grace & Co." ("New Grace"), (b) .536 shares of common stock of Sealed Air and (c) .475 shares of convertible preferred stock of Sealed Air. As a result of the Packaging Transaction, approximately $203.5 million was transferred to the successor trustee. The common stock of Old Grace was canceled as a result of the Packaging Transaction.

      As part of the Packaging Transaction, all balances were required to be transferred out of the Sealed Air Common Stock Fund and the Sealed Air Preferred Stock Fund and into other Plan investment options by December 31, 2000. Remaining balances not transferred by December 31, 2000 were liquidated and transferred to the Fixed Income Fund.

      CONTRIBUTIONS

      Each year, participants may elect to contribute to the Plan 2% to 16% of their compensation (which, for purposes of the Plan, consists of salary and/or commissions, incentive compensation, and certain special and bonus awards).

      Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $10,500 for 2001 and 2000. Federal income tax law limited the annual compensation on which tax-qualified plan benefits may be based to $170,000 for 2001 and 2000.

      Effective January 1, 2001 the Company contributed 100% of the first 6% of base compensation that a participant contributes to the Plan. Therefore, the maximum Company contribution is 6% of a participant's base compensation.

      Effective October 1, 2000 the Company contributed 75% of the first 6% of base compensation that a participant contributes to the Plan. Prior to October 1, 2000 the Company contributed 50% of the first 6% of base compensation. Therefore, effective October 1, 2000 the maximum Company contribution is 4.5% of each participant's compensation, subject to the annual dollar limitations noted above. Prior to October 1, 2000 the maximum Company contribution was 3%.

      The Plan currently offers 26 mutual funds, Company common stock account and a Fixed Income Fund comprised principally of guaranteed investment contracts as investment options for participants.

      Effective January 1, 2001, matching Company contributions are allocated to investment options in accordance with the participant's contribution investment election. Prior to January 1, 2001, Company contributions were generally credited to the ESOP, which was invested in New Grace common stock. The ESOP is an Employee Stock Ownership Plan, within the meaning of the Code.

      Effective October 1, 2000 participants were able to, at any time, elect to transfer all or a portion of their Company contributions from the ESOP to any of the other funds. Such transfers could be in whole dollar amounts or multiples of 5% of the participant's account balance.

      The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent shortly after the end of each calendar quarter.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      Effective January 1, 2001, on any business day, participants may allocate their future contributions among any of the investment options and may transfer the amounts related to their prior contributions in any of the investment options to other investment options. All investment options are participant-directed. Prior to January 1, 2001 all investment options were participant-directed, except for the ESOP. Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account balance.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution, the applicable allocation of the Company's contribution and an allocation of Plan earnings (losses) and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Prior to December 31, 2001, transfers between the Hourly Plan and the Salaried Plan occurred from time to time when the participant classification changed from hourly to salaried and vice versa. Effective December 31, 2001 the Hourly Plan assets were merged with and into the Plan.

      PARTICIPANT LOANS

      Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate for the loans is fixed for the term of the loan and the loans are repaid in periodic installments, depending on the loan provisions. Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

      Interest paid on loans is credited to the individual investment options from which the loan was taken.

      PAYMENT OF BENEFITS

      Upon disability, retirement, or other termination of service, an individual may elect to receive his/her vested benefit in the form of a single lump sum payment or annual or quarterly installment payments if the vested balance exceeds $5,000. For amounts less than $5,000, a single lump sum payment is made.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accounts of the Plan are maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with accounting principles generally accepted in the United States of America ("GAAP").

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments in publicly traded securities and mutual funds are stated at fair value. Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Shares

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in guaranteed investment contracts held in the Fixed Income Fund (see Note 5) are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans are valued at cost, which approximates fair value.

      Purchases and sales of publicly traded securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      Prior to December 31, 2001, the assets of the Plan were commingled in the
      W. R. Grace & Co. Savings Plan Master Trust ("Master Trust") with the assets of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan. The Master Trust is administered by The Fidelity Management Trust Company ("Fidelity" or "Trustee"). The participating plans had a specific interest in the Master Trust's net assets. Fidelity continues to serve as the Trustee for the surviving W. R. Grace & Co. Savings and Investment Plan.

      Income of each investment option is reinvested in that option, except that any dividends paid on shares of New Grace common stock held in the ESOP are paid to participants in cash within 90 days after the end of the calendar year in which the dividends are received. The ESOP dividends are not treated as income to the Plan or as distributions to participants. The Trustee manages the Grace Stock Fund and the ESOP by purchasing shares of New Grace common stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers to the other funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

      The Plan records a realized gain or loss on New Grace common stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the sale price.

      The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      PAYMENT OF BENEFITS

      The Plan recognizes benefits when paid.

      Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating business unit.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with GAAP requires the Plan fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities on the date of the financial statements. Actual amounts may differ from the estimates used.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

 3.   INVESTMENTS

      The following presents investments that represent five percent or more of the Plan's net assets included in the Master Trust.


-------------------------------------------------------------------------------------------------------------------
                                                                                            DECEMBER 31,
                                                                                  ---------------------------------
                                                                                       2001              2000
====================================================================================================================
Guaranteed Investment Contracts (GICs)
              Metropolitan Life Insurance Co., 6.94%, March 2003                   $ 31,616,342      $ 28,175,028
              John Hancock Mutual Life Insurance Co., 7.02%,
                   June 2001                                                                  -        23,258,400
              State Street Bank and Trust Co., 6.42% and 7.20%,
                   respectively, various maturity dates                              86,396,415        36,185,945

Fidelity Management Trust Company
              Fidelity Contrafund, 806,156 and 868,352 shares,
              respectively                                                           34,479,301        42,696,854

              Fidelity Growth and Income Fund, 729,423 and
              797,130 shares, respectively                                           27,265,840        33,559,190

              Fidelity Over the Counter Portfolio Fund, 648,995
              and 675,908 shares, respectively                                       20,229,174        27,746,013

              Fidelity Balanced Fund, 1,687,356 and 1,633,585
              shares, respectively                                                   25,141,612        24,814,152

              Fidelity Blue Chip Fund, 1,343,618 and 1,476,905
              shares, respectively                                                   57,694,952        76,104,939
-------------------------------------------------------------------------------------------------------------------

      During 2001 and 2000, the Plan's investments held in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $38,876,159 and $110,451,342, respectively as follows:


------------------------------------------------------------------------------------------------------------------
                                                                                          DECEMBER 31,
                                                                                    2001                 2000
==================================================================================================================

Mutual Funds                                                                    $ (29,220,829)       $ (44,315,360)
Common Stocks                                                                      (9,655,330)         (64,551,380)
Preferred Stock                                                                             -           (1,584,602)
                                                                                ----------------------------------
                                                                                $ (38,876,159)      $ (110,451,342)
------------------------------------------------------------------------------------------------------------------

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.    GRACE COMMON STOCK

      Prior to October 1, 2000, Company contributions were credited to the ESOP account with limited diversification privileges. Complete diversification of the ESOP account became available to participants on October 1, 2000. Additionally, effective January 1, 2001, Company contributions could be directed to any of the available investment options. Therefore, as of January 1, 2001 the Plan's investments are entirely participant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2000 and for the year then ended was as follows:

      -------------------------------------------------------------------------
                                                              DECEMBER 31,
                                                                  2000
      =========================================================================

      NET ASSETS
          Common Stocks                                     $  13,023,389
                                                       -------------------------

      ==========================================================================
                                                          FOR THE YEAR ENDED
                                                           DECEMBER 31, 2000
      ==========================================================================
      CHANGES IN NET ASSETS
          Contributions                                     $   4,037,525
          Interest                                                294,724
          Net depreciation                                    (46,934,206)
          Benefits paid to participants                        (4,993,146)
          Transfers to participant-directed investments       (11,054,587)
          Administrative expenses                                 (30,338)
                                                       -------------------------
                                                            $ (58,680,028)
      -------------------------------------------------------------------------

5.    GUARANTEED INVESTMENT CONTRACTS

      Investments in the participant-directed Fixed Income Fund consist primarily of benefit-responsive guaranteed investment contracts ("GICs") issued by various insurance companies. The Plan's GICs are stated at contract value, which approximates fair value. Contract value includes principal invested, plus earnings, less benefit payments and administrative expenses. Listed below is the Plan's specific interest in the investments in GICs held in the Master Trust:

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                          VALUE AT DECEMBER 31,
                                                      --------------------------------
                 ISSUER                     RATE          2001              2000          MATURITY DATE
=========================================================================================================

GUARANTEED INVESTMENT CONTRACTS (GICs)
--------------------------------------
Metropolitan Life Insurance Co.             6.94%        $ 31,616,342      $ 28,175,028      Mar-03

AEGON Institutional Markets                 6.87%                   -        17,732,970      Dec-01
                                            6.40%          10,612,574        13,201,993      Dec-02
                                            6.13%          14,885,722        13,364,535      Mar-03

New York Life Insurance Co.                 6.63%          20,944,053        18,718,637      Jun-03
                                            5.84%                   -         2,607,272      Jun-01

John Hancock Mutual Life Ins. Co.           7.02%                   -        23,258,400      Jun-01

Pacific Mutual Life Insurance Co.           6.87%           8,176,221        14,582,195      Jun-02
                                            6.09%          20,135,708                 -      Dec-03
                                            6.09%                   -        18,087,782     various

Massachusetts Mutual                        6.98%           5,617,240         5,003,953      Dec-03

SEI Financial Management                    5.88%          11,365,190         8,525,170     various

State Street Bank and Trust Co.             7.20%                   -        36,185,945     various

Principal Life Insurance Co.                6.10%          12,254,194        11,006,830      Sep-03
                                                      ---------------------------------

Total Traditional GICs                                    135,607,244       210,450,710

SYNTHETIC GICS
--------------
State Street Bank and Trust Co.
     Wrapper Contract                       6.42%          (2,359,402)                -     various
     Underlying Assets
        Interest in the UAM Trust
        Company Dwight Target 5 Fund
        Master Trust                                       88,755,817                 -
                                                      ---------------------------------------------------
     Contract Value                                        86,396,415                 -
                                                      ---------------------------------------------------

Total Contracts                                           222,003,659       210,450,710

Commercial Paper                                            3,043,200         8,101,411     various
                                                      ---------------------------------

TOTAL FIXED INCOME FUND                                 $ 225,046,859      $218,552,121
---------------------------------------------------------------------------------------------------------

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.    MASTER TRUST

      The Plan's investments were held in the Master Trust through December 31, 2001, which was established for the investment of assets of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan and the W. R. Grace & Co. Hourly Employees Savings and Investment Plan. Each participating retirement plan had a specific interest in the Master Trust. The assets of the Master Trust were held by the Trustee. Effective with the Hourly Plan merger on December 31, 2001, the Plan had a 100% interest in the Master Trust at December 31, 2001. At December 31, 2000, the Plan's interest in the net assets of the Master Trust was approximately 94%.

      Contributions and benefit payments are specifically allocated to the operation of the appropriate plan. However, other plan income and expenses are allocated to the respective plans' participants using methods outlined in the Master Trust agreement. The record keeper of the Master Trust allocates trust income and expenses between the participants of the participating plans on a monthly basis in relation to the market value of each participant's account at the beginning of the month for each Master Trust investment account. The financial statements reflect the Plan's share of the Master Trust assets and activities using this allocation method.

      The following tables present the fair values of investments and investment income for the Master Trust:

-----------------------------------------------------------------------------------------------------
                                                                             DECEMBER 31,
                                                                  -----------------------------------
                                                                       2001              2000
=====================================================================================================

INVESTMENTS AT CONTRACT VALUE
      Guaranteed Investment Contracts                              $ 225,046,859       $ 229,327,189
INVESTMENTS AT COST
      Participant Loans                                                5,144,781           5,399,564
INVESTMENTS AT FAIR VALUE
      W. R. Grace & Co. Common Stock                                  17,065,769          25,203,345
      Mutual Funds                                                   184,608,222         222,857,757
                                                                  -----------------------------------
                                                                   $ 431,865,631       $ 482,787,855
                                                                  -----------------------------------

=====================================================================================================
                                                                          FOR THE YEAR ENDED
                                                                             DECEMBER 31,
                                                                  -----------------------------------
                                                                       2001             2000
=====================================================================================================
INVESTMENT (LOSS) INCOME
      Interest and Dividends                                        $ 17,548,754        $ 39,640,311
NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS
      W. R. Grace & Co. Common Stock                                 (12,161,369)        (72,350,602)
      Mutual Funds                                                   (31,007,165)        (46,582,806)
      Sealed Air Preferred Stock                                               -          (1,739,344)
      Sealed Air Common Stock                                                  -          (2,244,019)
                                                                  -----------------------------------
                                                                   $ (25,619,780)      $ (83,276,460)
-----------------------------------------------------------------------------------------------------

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $71,168 and $119,186 for the years ended December 31, 2001 and 2000, respectively.

      W. R. Grace & Co., as plan sponsor, is also a related party. Investments include shares of W. R. Grace common stock. At December 31, 2001 and 2000 the Plan held 21,168,553 and 12,779,481 shares, respectively of Grace Common Stock. The fair value of the Grace Common Stock was $17,065,769 and $20,557,062 at December 31, 2001 and 2000, respectively. Purchases of $7,965,879 (8,217,641 shares) and $21,984,576 (5,762,617 shares) and sales of $6,371,448 (5,488,149 shares) and $17,146,532 (4,459,690 shares) of
      W. R. Grace common stock were made at the Plan level during 2001 and 2000, respectively.

8.    FEDERAL INCOME TAXES

      On July 13, 1995, the Internal Revenue Service ("IRS") issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter. On February 28, 2002 the Plan administrator submitted an application to the IRS for a new determination letter. A response has not yet been received, however, the Plan fiduciaries believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan fiduciaries believe the Plan continues to be qualified, and the related trust continues to be tax exempt.

9.    PLAN TERMINATION

      Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating business unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        W. R. GRACE & CO.
                                        SALARIED EMPLOYEES
                                        SAVINGS AND INVESTMENT PLAN


                                        By:  /s/ Brenda Gottleib
                                             ----------------------------------
                                             Brenda Gottleib
                                             Chairman, Administrative Committee



Date: June 27, 2002

                                                                      Exhibit 23


                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-49703) of W. R. Grace & Co. of our report dated June 27, 2002 relating to the financial statements of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan, which appears in this Form 11-K.




/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Baltimore, Maryland
June 27, 2002